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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jennifer O'Brien
Shannon Buskirk
Sandra Wall
John Hodgin
Irene Barberena-Meissner
Kevin Dougherty

Re:	Diversified Energy Company plc Draft Registration Statement on Form F-1
Confidentially submitted on September 2, 2022
CIK No. 0001922446

Ladies and Gentlemen:

On behalf of Diversified Energy Company plc (the “Company”), we are hereby confidentially submitting a third Draft Registration Statement on Form F-1 (“Submission No. 3”) through EDGAR. The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on June 3, 2022 (the “Draft Submission”), as amended by Amendment No. 1 to the Draft Submission on July 29, 2022 (“Submission No. 2”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on August 16, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 3.

September 2, 2022

Amendment No. 1 to Draft Registration Statement on Form F-1

Use of Non-IFRS Measures, page viii

1.	Your description of the calculation of Cash Operating Margin and Total Cash Operating Margin on page iv is exactly the same. Please revise your disclosure to clarify the difference between how these two measures are calculated.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 by removing the presentation and discussion of Total Cash Operating Margin and Cash Operating Margin.

2.	Your description of Total Cash Cost per Boe states this measure is based on the “operating costs it takes to produce each Boe,” which includes operating expense, employees, administrative costs and professional services and recurring allowance for credit losses. However, we note that the difference between Cash Operating Margin and Cash Margin is that Cash Margin includes expenses beyond operating costs (i.e. employees, administrative costs and professional services and recurring allowance for credit losses), which implies these expenses are not considered operating costs. Therefore, it appears you should revise your characterization of costs included in Total Cash Cost per boe to state that it includes amounts in addition to operating costs.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 accordingly by titling the measure “Total Operating Cost per Boe”. Please see revised pages ix and 20.

Prospectus Summary

Disciplined growth through accretive acquisitions of producing assets, page 7

3.	We note your disclosure that four acquisitions contributed approximately 40 MBoepd to December 2021 production, at an aggregate net income (loss) multiple of 2.1 and Adjusted EBITDA multiple of 2.5 to 1.0. Please clarify how these multiples are calculated.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 by removing these multiples.

A proactive and innovative approach to asset retirement, page 9

4.	The schedule of well retirements per year provided in response to prior comment 44 is inconsistent with and does not appear to support your goal of plugging 200 wells per year by 2023. Please explain the reason for this discrepancy or revise your disclosure as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that our asset retirement obligation estimates as of December 31, 2021 assumed operational expectations and capabilities at that time, which was greater than the 136 wells we successfully plugged in 2021 but still below our goal of 200 wells for 2023. At the time, we were still actively working towards obtaining the internal or external capacity to achieve this goal. During 2022 we made investments that allowed us to meaningfully expand our plugging capabilities through a series of acquisitions that provided us the operational capacity to make achieving this goal possible. As a result, at June 30, 2022 we recorded a revision of our asset retirement obligation estimate that reflected this expansion in our plugging capabilities and operational expectations.  Our current estimate includes the expectation that we will retire 200 wells in 2023. Please refer to Note 17 of the Company’s Interim Condensed Consolidated Financial Statements for the interim period ended June 30, 2022 on page F-99 for additional information on this revision.

September 2, 2022

Recent Developments, page 11

5.

You disclose that in May 2022 you successfully completed the issuance of your wholly owned subsidiary’s ABS V Notes representing your third sustainability-linked asset backed securitization of 2022 and the first whose terms are aligned with the International Capital Markets Association’s framework for sustainability-linked bonds.

•      For the prior “sustainability-linked” ABS offerings and ABS V notes, please discuss the impact of aligning with the International Capital Markets Association’s framework for sustainability-linked bonds, and what the “sustainability-linked” designation means, including whether this designation carries any legal meaning.

•      For any "sustainability-linked" asset backed securitization, please discuss if there are any restrictions on the use of proceeds or if there are any financial aspects of the ABS Notes that can impact you.  In this regard, you disclose on page 75-76 that based on whether certain performance metrics are achieved, ABS III, ABS IV and ABS V are required to apply up to 100% of ABS excess cash to pay down additional principal, with the remaining proceeds remaining with you.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 accordingly. Please see revised pages 84-85.

6.	We note your disclosure that you joined the Oil and Gas Methane Partnership 2.0 to further advance your commitment to reducing emissions. Please explain the activities or purpose of the Oil and Gas Methane Partnership 2.0 and what impact joining this initiative will have on your operations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 accordingly. Please see revised page 91.

Free Cash Flow and Free Cash Flow Yield, page 21

7.

We note your disclosure on page ix that Free Cash Flow Yield is an indicator of financial stability and reflects your operating strength relative to your size as measured by market capitalization.  We are unable to locate a similar usefulness statement regarding Net Cash Provided by Operating Activities Yield.  Please revise your disclosure to provide (i) further context regarding how the Free Cash Flow Yield is to be used to evaluate your financial stability and operating strength, and (ii) a usefulness statement regarding the Net Cash Provided by Operating Activities Yield.

Further to this, we note that based on the calculations necessary to derive these yields, including the average per share price of your common stock, it appears that the result is a non-GAAP liquidity measure presented on a per share basis.  Tell us how you considered Question 102.05 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 by removing the presentation and discussion of Free Cash Flow Yield, and Net Cash Provided by Operating Activities Yield.

8.	We note your disclosure of Average Share Price without explanatory disclosure regarding the nature of this amount and how it was derived. Please expand your disclosures to explain what Average Share Price represents and how it is used in the calculation of the surrounding measures. Your disclosure should address the reason for using Average Share Price in these calculation as opposed to other share prices available.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 by removing the presentation of Average Share Price as a result of its removal of the disclosure of Free Cash Flow Yield.

September 2, 2022

Summary Consolidated Financial and Other Data

Non-IFRS Financial Measures

Hedged Total Revenue; Cash Operating Margin and Cash Margin, page 21

9.	We note you revised the title of Adjusted Total Revenue to Hedged Total Revenue in response to prior comment 14. In terms of consistency, however, we note MD&A refers to Total Revenue excluding hedge impact and including hedge impact. Therefore, it appears that this type of title, referring more specifically to the impact of hedging activities excluded or included, may be more meaningful than Hedged Total Revenue. In addition, please include a footnote that describes the adjustment “Net gain (loss) on commodity derivative settlements.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 accordingly. Please see revised pages viii-ix, 20, 66, 74-75 and 88.

10.	Further to the above, we note you have retained a reconciliation to Adjusted EBITDA that begins with Total revenue. However, this presentation does not appear to comply with Question 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations regarding measures characterized as EBITDA. Please remove the non-IFRS reconciliation to Adjusted EBITDA on page 21 or tell us why you believe such reconciliation is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 by removing the reconciliation that begins with Total Revenue.

11.	You state in your response to prior comment 15 that Total Cash Operating Income, Cash Margin and Cash Operating Margin are performance measures. The reference to "Cash" in the title of these measure are more indicative of a measure of liquidity. To avoid confusion, please consider revising the titles of your non-GAAP measures of performance that use "Cash" in its title. Further to this, we note your reference to Adjusted EBITDA margins of approximately 50% on page 6. Please clarify the difference between Adjusted EBITDA margin and the Cash Margin disclosed on page 21.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 by removing the presentation and discussion of Total Cash Operating Income, Cash Margin and Cash Operating Margin.

12.	Based on your disclosures on page ix, Total Cash Operating Income is described as a measure of cash flows, not a measure of profitability as noted in your response to comment 15. Therefore, as it appears Total Cash Operating Income is a measure of liquidity, please provide a reconciliation to the most directly comparable IFRS measure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 by removing the presentation and discussion of Total Cash Operating Income.

13.	We note that the revised description of the usefulness provided in response to prior comment 15 for Total Cash Operating Income appears similar to the description provided for Free Cash Flow. Therefore, please provide further explanation in support of your presentation of Total Cash Operating Income as a useful measure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 by removing the presentation and discussion of Total Cash Operating Income.

September 2, 2022

Risk Factors

Inflation may adversely affect us by increasing costs beyond what we can recover..., page 35

14.	We note your risk factor indicating that inflation could affect your costs of materials, equipment, labor and other services. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 accordingly. Please see revised page 34.

An increase in interest rates would increase the cost of servicing our indebtedness, page 39

15.	Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 accordingly. Please see revised page 38.

Dividend Policy, page 59

16.	We note your revisions in response to comment 23 and reissue the comment in part. Your revised disclosure states that your credit facility contains a restricted payment covenant that limits your subsidiaries’ ability to make certain payments based on the pro forma effect thereof on certain financial ratios. However, this restriction in is not disclosed in your risk factor on page 37, which addresses restrictions in your credit facility. Please revise that risk factor to address this apparent discrepancy. Also, please expand your disclosure here regarding the restricted payment covenant in your credit facility to describe the applicable financial ratios and pro forma effect thereof that would limit your subsidiaries’ ability to pay dividends.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 accordingly. Please see revised pages 37, 49, and 58.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

17.

Please include a discussion of interest rates to specifically describe how increased interest rates impact your results of operations, including:

•      Adjustments to your planned capital expenditures;

•      Expected impacts to your short-term funding costs, including working capital for inventory and labor costs; and

•      The impact on liquidity resulting from your material variable-rate debt outstanding.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 accordingly. Please see revised page 64.

Liquidity and Capital Resources

Overview, page 73

18.	Please include a discussion of interest rates to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your inventory, accounts payable, long-term debt, or accrued expense balances. Expand your disclosure to describe how you are funding these additional costs.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 accordingly. Please see revised page 81.

September 2, 2022

Business

Reserve Data

Summary of Reserves, page 85

19.	We note the first sentence under "Summary of Reserves" has been revised to exclude "presents our estimated net proved reserves." Please revise the sentence to include the prior wording or advise us why the inclusion would not be appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 accordingly. Please see revised page 96.

Productive Wells, page 86

20.	We have read your response to prior comment 34, but note your disclosure on page 87 that $1 million of development costs were incurred in 2021 related to five in progress wells acquired in the Tapstone acquisition. You also disclose on page F-21 that the Tapstone acquisition included six wells under development at the time of closing which the Company was responsible for completing. Please revise your filing, if necessary, to ensure these two disclosures are consistent, or explain to us why the well count differs. Furthermore, please expand your disclosure to provide the gross and net number of all wells in the process of being completed or waiting on completion at year-end 2021 or tell us your rationale for not including these wells as part of your present activities at year-end. Refer to the disclosure requirements in Item 1206 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 accordingly. Please see revised pages 98 and F-21.

Notes to Consolidated Financial Statements

Note 25 - Financial Risk Management

Liquidity Risk, page F-63

21.	We are unable to locate the maturity analysis described in IFRS 7.39(b) for derivative financial liabilities in Note 13, as referred to in your response to prior comment 46. The guidance in Appendix B11 and B11D of IFRS 7 indicates that an appropriate number of time bands should be used and that the amounts disclosed are the contractual undiscounted cash flows, which may differ from the amount included in the statement of financial position. Please clarify for us why you believe the disclosure in Note 13 is responsive to the requirement in IFRS 7.39(b).

Response: The Company respectfully acknowledges the Staff’s comment and notes that IFRS 7.39 (b) requires an entity to disclose a quantitative maturity analysis for derivative financial liabilities that shows remaining contractual maturities if the contractual maturities are “essential for an understanding of the timing of the cash flows.” In Note 13 beginning on page F-39, we have disclosed our derivative contracts in a maturity table at fair value by year and by contract type which aligns with how we manage our commodity price risk. After disclosing this information, we do not believe additional disclosure showing the undiscounted value of our derivative contracts is essential to understand the timing of cash flows for the following reasons:

•	The impact of discounting is less than 5% of our net derivative liability since we utilize a U.S. Treasury rate when determining the time value associated with the contract’s fair value and the majority of our hedged volumes are within 5 years of the reporting date minimizing the impact of discounting. As a result, the fair value presented would approximate the anticipated future settlement value of these contracts if commodity markets were to remain consistent with the forward curve as of our reporting period.
•	The fair value of our commodity derivative contracts is closely aligned with the forward commodity price curve(s) and as a result, the value of these contracts can change materially on a daily basis given the volatility associated with commodity markets, limiting the usefulness of additional presentation methods when not materially different from fair value.

September 2, 2022

•	Our presentation shows by year the types of derivative contracts into which we have entered, the volumes of production hedged, and the prices at which those volumes are hedged, thus allowing users of our financial statements to calculate the anticipated future cash flows for derivative settlements by comparing our derivative contracts to the latest forward commodity price curve(s). This is approach is consistently applied by the analyst community that follows the Company when modeling our anticipated future performance. It is also an approach that is consistent with our internal models for evaluating anticipated future cash flows.
•	When market participants trade commodity derivative contracts, it is customary for the transaction to consider any time value associated with the contract consistent with our method of presentation. Accordingly, our disclosure of fair value represents our best estimate of the value we would receive or the cost we would incur if we wished to extinguish all or certain contracts within our portfolio as of our reporting date. This provides added relevance to our existing disclosures given the contract modification and extinguishment cost we incur from time to time when managing risk. These contract modifications are made at fair value.
•	We believe our disclosure aligns with the existing market practice established by our industry peers.

Note 29 - Supplemental Natural Gas and Oil Information (Unaudited)

Estimated Reserves, page F-65

22.	We note your revised disclosure in response to our prior comment 47 and reissue the comment in part. It appears that you continue to provide separate disclosure of total proved reserves and proved undeveloped reserves by individual product type. Please note FASB ASC 932-235-50-4 requires the separate disclosure of proved developed and proved undeveloped reserves by individual product type at the beginning and end of each year presented in the reserves reconciliation, e.g. as of December 31, 2019, 2020 and 2021. Please revise your disclosure accordingly. You may refer to FASB ASC 932-235-55-2 and the illustration presented in Example 1 for further guidance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 3 accordingly. Please see revised page F-66.

* *

September 2, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (737) 910-7363 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David J. Miller
David J. Miller
of LATHAM & WATKINS LLP

cc:           (via email)

Benjamin Sullivan, Diversified Energy Company plc

Ryan Lynch, Latham & Watkins LLP